Exhibit 99-17

PACIFIC THERAPEUTICS LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2016 and 2015
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

PACIFIC THERAPEUTICS LTD.
Condensed Interim Consolidated Financial Statements
September 30, 2016
(Unaudited – See “Notice to Reader” below)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the condensed interim consolidated financial statements for the period ended September 30, 2016.

PACIFIC THERAPEUTICS LTD.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

AS AT:	Notes	September 30, 2016	December 31, 2015
		$	$
ASSETS
CURRENT
Cash		57,717	-
Amounts receivable		60,000	-
Prepaid expenses and deposit	7	60,382	12,951
Goods and services tax receivable		11,985	1,744
		190,084	14,695
OTHER RECEIVABLE	4	1	1
		190,085	14,696
LIABILITIES
CURRENT
Bank overdraft		-	141
Trade payables and accrued liabilities		299,563	333,034
Convertible notes	6	62,950	62,460
Due to related parties	7	268,374	228,471
		630,887	624,106
SHAREHOLDERS' EQUITY (Deficiency)
Share capital	8	3,360,298	2,800,010
Shares committed for issuance		10,000	4,800
Equity component of convertible note		1,080	1,080
Warrant and option reserve	8	118,132	121,939
Deficit		(3,930,312)	(3,537,239)
		(440,802)	(609,410)
		190,085	14,696

Nature and Continuance of Operations (Note 1)

Commitment (Note 12)

Subsequent Event (Note 13)

On behalf of the Board:

“Robert Horsley”	Director	“Brian Gusko”	Director
Robert Horsley		Brian Gusko

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

PACIFIC THERAPEUTICS LTD.
Condensed Interim Consolidated Statements of Income (loss) and Comprehensive Income (loss)
(Expressed in Canadian Dollars)

		Three Months Ended		Nine Months Ended
	Note	September 30,	September 30,	September 30,	September 30,
		2016	2015	2016	2015
Expenses:		$	$	$	$
Advertising and promotion		-	58	-	22,386
Amortization of intangible assets		-	-	-	2,993
Bank charges and interest		198	818	384	2,598
Financial instrument loss		-	36,188	-	30,288
Insurance		6,353	332	16,291	2,658
Interest on convertible notes	6	1,830	(31,646)	5,490	(12,222)
Office and miscellaneous		1,414	1,097	13,540	1,595
Professional fees		43,301	9,590	209,942	61,520
Rent and occupancy costs		-	1,350	-	3,172
Share based payments		139,628	-	139,628	11,998
Telephone and utilities		-	822	-	1,516
Transfer agent		2,524	1,136	17,318	5,472
Travel		-	51	-	230
Wage and benefits		-	26,667	-	106,667
		195,248	46,463	402,593	240,871
Accretion		-	(21,404)	-	(19,908)
Gain on debt forgiveness	7	-	(500,000)	-	(500,000)
Impairment of intangible assets	5	-	65,072	-	65,072
Foreign exchange (gain)/loss		-	(17,671)	(5,713)	636

Net income (loss) and comprehensive income (loss)		(195,248)	427,540	(396,880)	213,329
Basic earnings (loss) per share		(0.03)	0.31	(0.06)	0.16
Diluted earnings (loss) per share	8	(0.03)	0.24	(0.06)	0.12
Weighted average number of common shares outstanding basic		6,735,885	1,365,894	6,735,885	1,346,673
Weighted average number of common shares outstanding diluted	8	6,735,885	1,729,196	6,735,885	1,811,312

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

PACIFIC THERAPEUTICS LTD.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)
(Expressed in Canadian Dollars)

					Equity
	Number of		Share	Shares	component of	Warrant
	common	Share	Subscriptions	committed	convertible	and option
	shares	capital	received	for Issuance	note	reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance at December 31, 2014	1,299,228	2,760,010	30,000	-	-	289,766	(3,955,537)	(875,761)
Units exchanged for debt @ $1.50	39,333	23,600	-	-	-	35,400	-	59,000
Units issued for cash @ $1.50	27,333	16,400	(30,000)	-	-	24,600	-	11,000
Shares committed for issuance on exercise of warrants @ $0.90	-	-	3,600	-	-	-	-	3,600
Share based payments	-	-	-	-	-	11,998	-	11,998
Options expired unexercised	-	-	-	-	-	(82,259)	82,259	-
Loss for the period	-	-	-	-	-	-	213,329	213,329
Balance at September 30, 2015	1,365,895	2,800,010	3,600	-	-	279,505	(3,659,949)	(576,834)

Balance at December 31, 2015	1,365,887	2,800,010	-	4,800	1,080	121,939	(3,537,239)	(609,410)
Common shares issued for cash @ $0.06	4,089,332	245,360	-	-	-	-	-	245,360
Common shares issued for services and debt	433,333	26,000	-	-	-	-	-	26,000
Exercise of options	500,000	259,628	-	-	-	(139,628)	-	120,000
Common shares issued for services	343,333	24,500	-	-	-	-	-	24,500
Shares committed for issuance	-	-	10,000	-	-	-	-	10,000
Exercise of warrants	4,000	4,800	-	(4,800)	-	-	-	-
Share based payments	-	-	-	-	-	139,628	-	139,628
Warrants expired unexercised	-	-	-	-	-	(3,807)	3,807	-
Loss for the period	-	-	-	-	-	-	(396,880)	(396,880)

Balance at September 30, 2016	6,735,885	3,360,298	10,000	-	1,080	118,132	(3,930,312)	(440,802)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

PACIFIC THERAPEUTICS LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Nine months	Nine months
	Ended	Ended
	September 30,	September 30,
	2016	2015
	$	$
Cash flows used in operating activities
Net Income (loss) for the period	(396,880)	213,329
Adjustments for items not affecting cash
Amortization of intangible assets	-	2,993
Financial Instrument loss	-	30,288
Accrued interest on convertible note	-	(32,119)
Interest on convertible note	5,490	-
Shares issued for services	24,500	-
Debt forgiveness	-	(500,000)
Share based payments	139,628	11,998

Changes in non-cash working capital items:
Amounts receivable	(60,000)	-
Goods and services tax receivable	(10,241)	(99)
Prepaid expenses and deposits	(47,431)	(20,000)
Trade payables and accrued liabilities	(7,471)	14,785
	(352,405)	(278,825)
Cash flows used in investing activities
Additions to intangible assets	-	61,497
	-	61,497
Cash flows from financing activities
Issue of common shares, net of issuance costs	245,360	14,600
Convertible note	(5,000)	-
Commitment to issue shares	10,000	-
Shares issued for cash	120,000	-
Due to related parties	39,903	201,095
	410,263	215,695

Change in cash	57,858	(1,633)

Cash (bank overdraft), beginning of period	(141)	1,513
Cash (bank overdraft), end of period	$57,717	$(120)

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and opened for trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. Upon approval by the Canadian Securities Exchange the Company began trading under the existing symbol “PT” on March 15, 2016. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company’s condensed interim consolidated financial statements as at September 30, 2016 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company had net income (loss) of ($396,880) for the nine months ended September 30, 2016 (September 30, 2015 – $213,329) and had a working capital deficiency of $440,803 at September, 2016 (December 31, 2015 – $609,411).

The Company is subject to risks and uncertainties common to drug discovery companies, including technological changes, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements follow the same accounting policies and methods of applications our most recent annual financial statements. Accordingly, the condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

(b)	Basis of Presentation

These condensed interim consolidated financial statements were prepared on a historical cost basis and are presented in Canadian dollars which is the Company’s functional currency. All financial information has been rounded to the nearest dollar. Additionally, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These condensed interim consolidated financial statements were authorized for issue by the board of directors of the Company on November 29, 2016.

(c)	Use of Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds.

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements. The Company is currently evaluating the potential impacts of these new standards and does not anticipate any material changes to the financial statements upon adoption of this new and revised accounting pronouncement.

  IFRS 9 – Financial Instruments (effective January 1, 2018) introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39.

4.	SALE OF INTANGIBLE ASSETS

On July 24, 2015 (effective on August 25, 2015 with shareholder approval) the Company entered into a definitive agreement with Forge Therapeutics Inc. ("Forge") - a private US company - to sell the Company’s patents in the area of the development of therapies for fibrosis and erectile dysfunction.

Proceeds from the sale were a commitment by Forge to issue 15,000,000 common shares.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company. In the event of a sale by Forge to a third party of the assets purchased under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions. The Company has assessed that the fair value of the right to receive the shares from Forge is not determinable and accordingly has recorded a nominal value of $1.

A condition of the sale was that Forge will pay to the Company an annual maintenance fee of $50,000. In the Company’s judgement, no portion of this amount will be recognized until collection can be assured.

5.	INTANGIBLE ASSETS - PATENTS

Due to the finite life of the patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent. During the period ended September 30, 2015, the Company recognized impairment on its intangible assets of $65,072 as a result of the Company’s inability to raise sufficient funds to develop the assets. The Company disposed of its patents during the year ended December 31, 2015 (Note 4).

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

Cost
December 31, 2014	$88,079
Additions	5,570
Impairment	(93,648)
Disposition	(1)
December 31, 2015 and September 30, 2016	$-
Amortization
December 31, 2014	$23,589
Amortization for the period	2,993
Impairment	(26,582)
December 31, 2015 and September 30, 2016	$-
Carrying amounts
December 31, 2015	$-
September 30, 2016	$-

6.	CONVERTIBLE NOTES

On September 11, 2014 the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price based on the weighted average closing price of the Company's shares on the Canadian Stock Exchange for the ten (10) trading days immediately preceding the conversion date, less fifteen per cent (15%). The convertible note has both debt and derivative liability characteristics. The Company initially valued the note by calculating the derivative liability component then applying the residual value to the debt component. The derivative liability component of the loan was calculated using the Black-Scholes Pricing Model and was estimated to be $36,188.

On September 11, 2015, when the note matured the Company was unable to repay the amount owing consisting of principal of $50,000 and unpaid interest of $6,000. The note holder agreed to accept and the Company agreed to a penalty of $5,000 bringing the total owing to $61,000. The Company and the note holder further agreed to issue a new unsecured convertible note effective September 11, 2015 in the amount of $61,000 due on September 11, 2016 convertible at the option of the holder into common shares at $1.50 per share with an interest rate of 1% per month payable quarterly. The fair value of the conversion feature was classified as equity and valued at $1,080. The present value of the debenture was assessed as $59,920 based on the face value of $61,000, term of 1 year, interest of 12% per annum and the discount rate of 14%.

At September 30, 2016 and December 31, 2015 the Company’s convertible notes were valued as follows:

	September 30, 2016	December 31, 2015
Opening balance	$62,460	$26,642
Equity component	-	(1,080)
Loss on settlement of convertible note	-	5,000
Principal payment	(5,000)	-
Accretion	-	25,503
Accrued interest	5,490	6,395
	$62,950	$62,460

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

7.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related Parties

Due to related parties consists of short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand.

	September 30,	December 31,
	2016	2015
Amounts owing to the former CFO for a loan, consulting fees, accounting fees and interest on irrevocable subscription agreement (“ISA”)	$23,986	$23,986
Amount owing to a former director for legal fees	21,328	21,328
Amounts owing to a former director for loans and interest on ISA	10,000	10,000
Amount owing to directors	60,000	-
Amount owing to the CFO for consulting	6,300	-
Amount owing to a former CEO for advances to the Company and for interest on ISA	146,760	173,157
	$268,374	$228,471

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals to related parties for services provided to the Company were:

	September 30,	September 30,
	2016	2015
	$	$
Salary paid or accrued for a former CEO	-	106,667
Consulting fees paid or accrued to the former CFO	-	24,000
Accounting fees paid or accrued to a company controlled by the former CFO and director	-	4,000
Legal fees for services provided by a director	-	1,334
Directors fees paid through the issuance of shares to directors	60,000	-
Consulting fees paid or accrued to a company controlled by a director and officer	52,381	-
Accounting fees paid or accrued to the CFO	12,000	-
Share-based payments for options issued to Officers and Directors	-	4,500
Total key management personnel compensation	$124,381	$140,501

Other Transactions with Related Parties

As at September 30, 2016 included in prepaid expenses and deposits is $60,382 paid in advance to a company controlled by a director and officer of the Company for consulting services (Note 12) and a rental deposit.

During the nine month period ended September 30, 2015, the Company entered into debt settlement agreements with officers and directors of the Company through which $500,000 in due to related parties was forgiven.

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

8.	SHARE CAPITAL

Class A Common Shares

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued
6,735,885	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value

Issued Capital:

On March 31, 2016, the Company closed a non-brokered private placement and issued 4,855,998 shares at $0.06 per share for cash proceeds of $291,360 of the shares issued. 4,089,332 common shares were issued for cash and 766,666 shares were issued to settle debt.

The Company entered into a Joint Venture agreement dated March 4, 2016 with 0829489 B.C. Ltd. (“Truevita”) for the limited purpose of developing and commercializing Truevia’s treatment for immune deficiency and high blood pressure. In connection with the agreement, the Company issued Truevita 300,000 common shares of the Company. The value of the shares was $4,500 and was included in office and miscellaneous expense for the period ended September 30, 2016.

To date, there has been no activity associated with the Joint Venture.

On September 16, 2016, 500,000 stock options were exercised at $0.24 per share for cash proceeds of $120,000.

Stock options and share based payments:

As at September 30, 2016, and December 31, 2015 the following stock options were outstanding and exercisable:

	Exercise Price	September 30,	December 31,
Expiry Date		$2016	2015
July 3, 2017	3.00	833	833
December 21, 2017	3.00	5,000	5,000
April 4, 2018	3.00	3,333	3,333
March 7, 2019	3.00	4,167	4,167

Balance	3.00	13,333	13,333

As September 30, 2016, the outstanding and exercisable stock options had a weighted average remaining contractual life of 1.64 years (December 31, 2015 – 2.4 years). During the nine months ended

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

September 30, 2016, there were 500,000 options granted (year ended December 31, 2015 – 13,333). Stock option activity was as follows:

	September 30, 2016		December 31, 2015
	Options	Exercise	Options	Exercise
	Outstanding	Price $	Outstanding	Price $
Balance beginning of period	13,333	$3.00	122,500	$3.36
Expired/Cancelled	-	-	(122,500)	(3.66)
Granted	500,000	0.24	13,333	5.81
Exercised	(500,000)	0.24	-	-
Balance end of period	13,333	$3.00	13,333	$3.00

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for multiple stock option grants occurring in 2016 and 2015.

On September 14, 2016, the Company granted 500,000 stock options for consulting services provided. All stock options can be exercised at $0.24 per share for a period of five years and vested immediately. The fair value of the stock options was $139,628. On September 16, 2016, the agents exercised 500,000 options for proceeds of $120,000 of which $60,000 is outstanding in amounts receivable.

The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	September 30, 2016	September 30, 2015
Expected volatility	266%	299% - 308%
Risk free interest rate	0.62%	0.78% - 1.63%
Expected life in years	5	5
Grant date fair value per option	$0.28	$0.05 - $0.08
Forfeiture rate	0%	4%

Warrants:

As at September 30, 2016, and December 31, 2015, the following share purchase warrants were issued and outstanding:

Expiry Date	Exercise Price $	30-September-2016	31-December-2015
28-Feb-16	3.00	-	23,333
20-Mar-16	4.50	-	66,667
01-Oct-16	3.00	72,000	72,000
08-Oct-16	3.00	3,000	3,000
18-Oct-16	3.00	66,000	66,000
18-Oct-16	3.00	1,333	1,333
05-Nov-16	3.00	224,333	224,333
05-Nov-16	3.00	1,667	1,667
Balance	3.00	368,333	458,333

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

The warrants outstanding and exercisable at September 30, 2016, have a weighted average remaining contractual life of 0.07 years (2015 – 0.6 years). Warrant activity was as follows:

	September 30, 2016		December 31, 2015
	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price $	Outstanding	Price $
Opening balance	458,333	$3.22	519,000	$3.68
Expired	(90,000)	4.11	(123,334)	5.24
Exercised	-	-	(4,000)	4.50
Issued	-	-	66,667	4.50
Closing balance	368,333	$3.00	458,333	$3.22

EPS and diluted EPS

Basic EPS is calculated by dividing the net income (loss) for the year by the weighted average number of common shares outstanding during the year.

Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for the effects of all potential dilutive common shares related to stock options, warrants, and convertible debentures issued by the Company.

	Nine months ended
	September 30, 2016	September 30, 2015

Net income (loss for the period)	$(396,880)	$213,329
Weighted average number of common shares (basic)	6,735,885	1,346,673
Effect of dilutive stock options	-	67,603
Effect of dilutive share purchase warrants	-	397,036
Weighted average number of common shares (diluted)	6,735,885	1,811,312
Basic earnings (loss) per share	$(0.06)	0.16
Fully diluted earnings (loss) per share	$(0.06)	0.12

9.	CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ deficiency and any debt that it may issue. The Company’s objectives when managing capital are to continue as a going concern and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

10.	FINANCIAL INSTRUMENTS AND RISK

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

As at September 30, 2016, the Company’s financial instruments consist of cash, amounts receivable, trade payables and accrued liabilities, due to related parties, and a convertible notes.

The carrying value of amounts receivable, trade payables and accrued liabilities, and due to related parties approximate their fair values because of the short term nature of these instruments. The fair value of the convertible note is its face value of $61,000.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $299,563 are current trade payables and accrued liabilities, $62,950 is due on September 11, 2016 (Note 6), $268,374 is due on demand to related parties. The Company manages liquidly risk through management of its capital resources discussed above.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At September 30, 2016, the Company is not exposed to significant interest rate risk as its interest bearing debt is short term at fixed rates.

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.

11.	SUPPLEMENTIAL CASH FLOW INFORMATION

Investing and financing activities that do not have a direct impact on cash flows are excluded from the statement of cash flow.

During the nine months ended September 30, 2016, the Company had the following non-cash transactions;

a)	Pursuant to the issuance of 4,000 common shares for warrants exercised during the prior year,

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

the Company transferred $4,800 to share capital from shares committed for issuance.

b)	Pursuant to the expiry of warrants, $3,807 was transferred to deficit from warrant and option reserve.

c)	The Company issued 433,333 common shares for debt of $26,000 related to expenses incurred during the prior year and was included in trade payables and accrued liabilities.

During the nine months ended September 30, 2015, the Company had the following non-cash transactions:

a)	The issuance of 1,180,000 units to settle $59,000 in debt to related parties (Note 7).
b)	Recognition of a decrease to the derivative liability of $6,900 (Note 6).

12.	COMMITMENT

On March 28, 2016 the Company signed a consulting agreement with Howe & Bay Financial Corp. (“Consultant”), a related company through a director and officer of the Company. The term of the agreement is for one year and the Company has agreed to pay the Consultant a base fee of $110,000 for services performed. In addition, the Company has agreed to pay the following finders’ fees if applicable:

  a finder’s fee of 8% for any capital raised through introduction from the Consultant;

  a finder’s fee of 10% for any introduction that results in an asset acquisition or merger for three years after the introduction (calculated as 10% of the value of the total transaction); and

  a finder’s fee of 1% for any introduction from the Consultant that results in debt financing.

The Company paid the base fee upfront and at year end $52,382 was included in prepaid expenses and deposits on the statement of financial position.

13.	SUBSEQUENT EVENT

On July 26, 2016, the Company entered into a letter of intent (the “LOI”) with Tower Three Wireless SAS (“Tower Three”) to acquire all of the issued and outstanding membership interests of Tower Three (the “Transaction”). The Company will have until October 30, 2016 to conduct due diligence on Tower Three, with a view to negotiating the terms of a definitive agreement in order to complete the Transaction. On October 20, 2016, the Company entered into a binding arm’s length share exchange agreement (the ”Definitive Agreement”).

Concurrent with the Transaction, the Company will issue 30,000,000 common shares of the Company at a deemed price of $0.10 per common share to the existing members of Tower Three on a pro-rata basis in exchange for a 100% ownership interest of all of the issued and outstanding membership interests of Tower Three.

The Transaction is subject to the Company completing an equity financing (the “Concurrent Financing”) by way of a private placement of units (the “Units”) to raise a minimum $1,500,000 and up to a maximum of $2,250,000 at an intended price of $0.15 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder to purchase an additional

Pacific Therapeutics Ltd.
Notes to Condensed Interim Consolidated Financial Statements
For the period ended September 30, 2016 and 2015
(Expressed in Canadian Dollars - Unaudited)

common share at the price of $0.40 per share for a period of twelve months from the closing of the Transaction. Should the Company’s share price trade at $0.60 per share for 10 consecutive trading days then the Company will have the option to give notice to the warrant holders to accelerate the exercise of the warrants within 10 days or the warrants will expire. The parties acknowledge that the funds from the Concurrent Financing will be held in escrow and not released until the Canadian Securities Exchange (“CSE”) approves the Transaction on such terms to be more particularly described in the definitive agreement. The Company may pay finder fees in connection with the Concurrent Financing which will not exceed: (i) a cash equivalent to 8% of the Concurrent Financing and (ii) such number of common share purchase warrants equivalent to 8% of the number of Units issued pursuant to the Concurrent Financing.

The Transaction is subject to a number of conditions precedent. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Transaction will not proceed. The conditions are:

  board of directors’ approval and shareholders’ approval of the Transaction and other matters contemplated in the LOI to be obtained by the Company;

  approval of the Transaction and other matters contemplated by the LOI by the manager of Tower Three and the investment committee of the majority member of Tower Three, the approval of Tower Three’s board of directors;

  completion of due diligence to the satisfaction of the parties, acting reasonably;

  all necessary regulatory approvals with respect to the Transaction and the Concurrent Financing having been obtained, including but not limited to the approval of the CSE and the other applicable securities regulatory authorities;

  the execution of the definitive agreement;

  completion of the Concurrent Financing; and

  cancellation of Tower Three’s then outstanding options, share purchase warrants and any other securities exercisable or convertible into membership interests of Tower Three and/or any other security of Tower Three, if any.

After signing the definitive agreement, Tower Three may request that the Company loan up to $200,000 on a secured basis. The loan will bear interest at a rate of 10% per annum and the Company will be able to request repayment at any time after 180 days following the advance.